News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC  SEHK: 945
August 5, 2020
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Second Quarter 2020 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2Q20 net income of $0.7 billion, core earnings of $1.6 billion, a strong LICAT capital ratio of 155%, and an expense efficiency ratio of 48.9%
Today, Manulife announced its 2Q20 results. Key highlights include:
◾	Net income attributed to shareholders of $0.7 billion in 2Q20, down $0.7 billion from 2Q19
◾	Core earnings[1] of $1.6 billion in 2Q20, up 5%[2] from 2Q19
◾	Strong LICAT ratio[3] of 155%
◾	Core ROE[1] of 12.2% and ROE of 5.5% in 2Q20
◾	NBV[1] of $384 million in 2Q20, down 22% from 2Q19
◾	APE sales[1] of $1.2 billion in 2Q20, down 15% from 2Q19
◾	WAM net inflows[1] of $5.1 billion in 2Q20 compared with neutral net flows in 2Q19
◾	Expense efficiency ratio[1] of 48.9% in 2Q20, a favourable decline of 3.6 percentage points from 2Q19
“In the face of ongoing uncertainty brought on by the COVID-19 pandemic, our teams across the globe continued to support the evolving needs of our customers, employees, and communities throughout a challenging second quarter. We’ve made meaningful investments over the last few years in Manulife’s digital transformation and the strong digital capabilities that we have in place, coupled with the accelerated rollouts of digital tools and platforms, have enabled us to continue to provide quality service to our existing customers and to those seeking to purchase our products,” said Manulife President & Chief Executive Officer Roy Gori.
“I am confident that Manulife is well positioned to navigate this challenging new environment. Our balance sheet and capital levels remain strong, we continue to make solid progress against our five priorities4 and we delivered solid core earnings of $1.6 billion, up 5% from the prior year quarter amid a challenging operating environment, which highlights the diversity and resilience of our businesses,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our Global Wealth and Asset Management business generated net inflows of $5.1 billion, driven by positive contributions from our institutional business. New business value in our insurance segments was affected by COVID-19 related impacts; however we saw positive momentum in Asia APE sales in the final month of the quarter which is encouraging.”

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows and expense efficiency ratio are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our Second Quarter 2020 Management’s Discussion and Analysis (“2Q20 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2Q20 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]
Our strategic priorities include Portfolio Optimization, Expense Efficiency, Accelerate Growth, Digital Customer Leader and High Performing Team. For more information, please refer to “Strategic priorities progress update” in our 2019 Annual Report.

August 5, 2020 – Press Release Reporting Second Quarter Results

“Expense discipline is of even greater importance in the challenging operating conditions that we face and, by reducing core general expenses by 5% versus the prior year quarter, we delivered a 3.6 percentage point improvement in our expense efficiency ratio. Our expense efficiency program continues to progress well, and I am pleased to report that we expect to achieve our target of $1 billion of expense efficiencies by the end of 2020, two years ahead of schedule1,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
In 2Q20, we continued to leverage and enhance our digital capabilities, benefiting efforts to support our customers during the COVID-19 pandemic. In Asia, we furthered our commitment to digital enhancements and expanded our distribution capabilities, with approximately 97%2 of our product shelf now accessible to customers through non-face-to-face solutions. In addition, we continued to expand our agency force, growing our number of agents by 35% year-over-year. In Canada, we continued to improve the client experience, with approximately 97% of our product shelf accessible to customers virtually. We also expanded our partnership with Akira Health to provide a broader range of online medical services to our insurance clients to better support their health and wellness. In the U.S., approximately 80% of our product shelf is available to customers through virtual solutions. We launched JH eApp, a digital new business platform to simplify and accelerate the life insurance purchase experience and also launched a new, fully underwritten term life product which enables customers to purchase up to US$1 million in life insurance coverage digitally. In our Global Wealth and Asset Management business, we launched a new retirement planner tool in the U.S. to deliver an innovative and engaging way for customers to visualize and plan for their retirement. We also completed the formation of our previously announced joint venture with Mahindra Finance in India.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q20	2Q19	2020	2019
Profitability:
Net income attributed to shareholders	$727	$1,475	$2,023	$3,651
Core earnings(1)	$1,561	$1,452	$2,589	$3,000
Diluted earnings per common share ($)	$0.35	$0.73	$1.00	$1.81
Diluted core earnings per common share ($)(1)	$0.78	$0.72	$1.29	$1.48
Return on common shareholders’ equity (“ROE”)	5.5%	12.9%	7.9%	16.4%
Core ROE(1)	12.2%	12.7%	10.2%	13.4%
Expense efficiency ratio(1)	48.9%	52.5%	53.9%	51.2%
Performance:
Asia new business value	$298	$364	$654	$775
Canada new business value	$46	$65	$123	$127
U.S. new business value	$40	$50	$76	$96
Total new business value(1)	$384	$479	$853	$998
Asia APE sales	$784	$915	$1,868	$2,251
Canada APE sales	$238	$290	$614	$551
U.S. APE sales	$154	$154	$295	$297
Total APE sales(1)	$1,176	$1,359	$2,777	$3,099
Wealth and asset management net flows ($ billions)(1)	$5.1	$0.0	$8.3	$(1.4)
Wealth and asset management gross flows ($ billions)(1)	$33.1	$25.5	$71.2	$53.4
Wealth and asset management assets under management and administration ($ billions)(1)	$696.9	$653.1	$696.9	$653.1
Financial Strength:
MLI’s LICAT ratio	155%	144%	155%	144%
Financial leverage ratio	26.0%	26.4%	26.0%	26.4%
Book value per common share ($)	$25.14	$22.89	$25.14	$22.89
Book value per common share excluding AOCI ($)	$20.36	$19.52	$20.36	$19.52
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2Q20 MD&A for additional information.

[1]	See “Caution regarding forward-looking statements” below.
[2]	This represents the percentage of 2019 APE sales that are currently available for sale via non-face-to-face methods.

August 5, 2020 – Press Release Reporting Second Quarter Results

PROFITABILITY:
Reported net income attributed to shareholders of $0.7 billion in 2Q20, down $0.7 billion from 2Q19
Net income attributed to shareholders includes 2Q20 core earnings, as well as charges from investment-related experience and the direct impact of interest rates, driven by the narrowing corporate spreads and the steepening of the yield curve in the U.S., partially offset by gains from the sale of available-for-sale (“AFS”) bonds held in Corporate and Other, and gains from the direct impact of equity markets and variable annuity guarantee liabilities from a global equity market rebound. Investment-related experience in 2Q20 reflected lower-than-expected returns (including fair value changes) on our alternative long-duration asset (“ALDA”) portfolio, including private equities, real estate and oil and gas.
Achieved core earnings of $1.6 billion in 2Q20, an increase of 5% compared with 2Q19
The increase in core earnings in 2Q20 compared with 2Q19 was driven by favourable policyholder experience, the favourable impact of markets on seed money investments in segregated funds and mutual funds, and the impact of in-force business growth in Asia. These items were partially offset by the absence of core investment gains1 in the quarter (compared with gains in the prior year quarter), lower new business volumes, primarily due to lower levels of activity related to COVID-19, and lower investment income in Corporate and Other.
Estimate a third quarter of 2020 (“3Q20”) post-tax charge of approximately $200 million for the annual review of actuarial methods and assumptions
In 3Q20, we will complete our annual review of actuarial methods and assumptions. While this review is not complete, preliminary indications suggest that there will be a net post-tax charge to net income attributed to shareholders of approximately $200 million in 3Q20.2 Assumptions being reviewed this year include lapse assumptions for Canada and Japan life insurance, certain mortality assumptions in all segments, a complete review of our Canada variable annuities assumptions, as well as certain methodology refinements.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $384 million in 2Q20, a decrease of 22% compared with 2Q19
In Asia, NBV decreased 21% to $298 million primarily due to a decrease in APE sales in Hong Kong, Japan and Asia Other3 and a decline in interest rates in Hong Kong, partially offset by a more favourable business mix in Asia Other. In Canada, NBV of $46 million was down 29% from 2Q19, primarily due to lower sales volumes. In the U.S., NBV of $40 million was down 22% from 2Q19, primarily due to the impact of lower interest rates and lower sales due to COVID-19.
Annualized premium equivalent (“APE”) sales of $1.2 billion in 2Q20, a decrease of 15% compared with 2Q19
In Asia, APE sales decreased 17% mainly due to the adverse impact of COVID-19. Sales improved in the latter part of the quarter following the relaxation of some containment measures in certain markets in Asia. As a result, APE sales in June 2020 increased 4% compared with the same period of 2019. Hong Kong APE sales decreased 8% driven by lower sales to mainland Chinese visitors due to COVID-19 travel restrictions, partially offset by an increase in demand from local customers. Japan APE sales decreased 18% due to a nationwide COVID-19 state of emergency in April and May, which restricted the mobility of our distributors and customers. Asia Other APE sales decreased 21% as COVID-19 containment measures were imposed across numerous markets, partially offset by an increase in sales in mainland China and Vietnam, where COVID-19 containment measures were gradually relaxed during 2Q20. In Canada, APE sales decreased 18% primarily driven by variability in the large-case group insurance market. In the U.S., APE sales declined 3% compared with the prior year quarter due to the net impact of COVID-19.
Reported Global Wealth and Asset Management net inflows of $5.1 billion in 2Q20, compared with neutral net flows in 2Q19
Net inflows in Asia were neutral in 2Q20, compared with net inflows of $1.7 billion in 2Q19, driven by higher redemptions of retail funds in mainland China and higher redemptions in institutional asset management. Net inflows in Canada were $8.4 billion in 2Q20 compared with net inflows of $0.1 billion in 2Q19, reflecting the funding of a $6.9 billion mandate from a new institutional client and the non-recurrence of a large-case retirement plan redemption in 2Q19. Net outflows in the U.S. were $3.3 billion in 2Q20 compared with net outflows of $1.8 billion in 2Q19, driven by outflows in retirement, from the redemption of a large-case plan, and outflows in retail, from portfolio rebalancing by several large advisors. These outflows were partially offset by lower institutional redemptions.

[1]	This item is a non-GAAP measure. See "Performance and non-GAAP measures” below and in our 2Q20 MD&A for additional information.
[2]	See “Caution regarding forward-looking statements” below.
[3]	Asia Other excludes Hong Kong and Japan.

August 5, 2020 – Press Release Reporting Second Quarter Results

QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 8:00 a.m. ET on August 6, 2020. For local and international locations, please call 416-406-0743 or toll free, North America 1-800-898-3989 (Passcode: 4952519#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on August 6, 2020 through November 6, 2020 by calling 905-694-9451 or 1-800-408-3053 (passcode: 3258921#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on August 6, 2020. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Second Quarter 2020 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Brooke Tucker-Reid (647) 528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

August 5, 2020 – Press Release Reporting Second Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	2Q20	1Q20	2Q19	2020	2019
Core earnings(1)
Global Wealth and Asset Management	$238	$250	$242	$488	$475
Asia	489	491	471	980	991
Canada	342	237	312	579	595
U.S.	602	416	441	1,018	916
Corporate and Other (excluding core investment gains)	(110)	(366)	(114)	(476)	(177)
Core investment gains(1)	-	-	100	-	200
Total core earnings	$1,561	$1,028	$1,452	$2,589	$3,000
Items excluded from core earnings: Investment-related experience outside of core earnings	(916)	(608)	146	(1,524)	473
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	73	792	(144)	865	105
Reinsurance transactions	9	12	63	21	115
Tax-related items and other	-	72	(42)	72	(42)
Net income attributed to shareholders	$727	$1,296	$1,475	$2,023	$3,651
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2Q20 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; core general expenses; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; average assets under management and administration and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our Second Quarter 2020 MD&A and 2019 MD&A.

August 5, 2020 – Press Release Reporting Second Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our business continuity plans and measures implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results, our expense efficiency program and the completion of our annual review of actuarial methods and assumptions, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 5, 2020 – Press Release Reporting Second Quarter Results